FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Duff, David W. (Last) (First) (Middle) c/o Axcelis Technologies, Inc. 55 Cherry Hill Drive (Street) Beverly, MA 01915 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 08/06/2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

Axcelis Technologies, Inc.
ACLS

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)
   Other (specify below)

Description     Vice President and General Manager, Ion Implant and Rapid Thermal Processing

6. If Amendment,
    Date of Original
    (Month/Day/Year)

08/13/2002

7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common stock	11,859.8	D
Common stock	264.3	I	By 401(k) plan

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Stock option (right to buy)(1)	01/27/2003 / 01/27/2008	common stock / 3,388	$10.44	D
Stock option (right to buy) (1)	01/26/2004 / 01/26/2009	common stock / 2,117	$8.43	D
Stock option (right to buy)(1)	(2) / 01/25/2010	common stock / 11,350	$8.44	D
Stock option (right to buy) (1)	(3) / 07/10/2010	common stock / 12,000	$22.00	D
Stock option (right to buy) (1)	(4) / 07/30/2011	common stock / 10,715	$14.10	D
Stock option (right to buy) (1)	(5) / 7/30/2011	common stock / 10,714	$13.20	D
Stock option (right to buy) (1)	(6) / 03/26/2012	common stock / 50,000	$13.59	D
Explanation of Responses:

This Amendment to Mr. Duff's Form 3 is being filed to correct the expiration date of his $13.20 options.
(1) Granted under the Axcelis Technologies, Inc. 2000 Stock Plan.
(2) Currently exercisable as to 5,590 shares, and the remaining 5,590 shares will become exercisable on 01/25/2003.
(3) Currently exercisable as to 6,000 shares, and an additional 3,000 shares will become exercisable on each of 07/10/2003 and 07/10/2004.
(4) Currently exercisable as to 2,678 shares, and an additional 2,678 shares will become exercisable on each of 07/30/2003 and 07/30/2004, with the remaining 2,681 shares becoming exercisable on 07/30/2005.
(5) Currently exercisable as to 2,678 shares, and an additional 2,678 shares will become exercisable on each of 07/30/2003 and 07/30/2004, with the remaining 2,680 shares becoming exercisable on 07/30/2005.
(6) Will become exercisable as to 12,500 shares on each of 03/26/2003, 03/26/2004, 03/26/2005 and 03/26/2006.

By:	Date:
/s/ Lynnette C. Fallon	02/10/2003
Attorney-in-Fact for David W. Duff
** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.